Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”)
#1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 29, 2010

Item 3	News Release

The news release dated January 28, 2010 was disseminated through Canada Stockwatch and Market News.

Item 4	Summary of Material Change

The Company announced that the holders of Canplats common shares, options and warrants have approved the previously announced acquisition of Canplats by Goldcorp Inc. pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated January 28, 2010.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 29th day of January, 2010.

NEWS RELEASE

January 28, 2010	TSX Venture Symbol: CPQ

CANPLATS SECURITYHOLDERS APPROVE TRANSACTION WITH GOLDCORP

Canplats Resources Corporation (TSX-V: CPQ) (“Canplats” or the “Company”) is pleased to announce that the holders of Canplats common shares, options and warrants have approved the previously announced acquisition of Canplats by Goldcorp Inc. (“Goldcorp”) pursuant to a plan of arrangement under the British Columbia Business Corporations Act (the “Arrangement”). At the special meeting of Canplats securityholders held on January 28, 2010, an aggregate of 32,674,204 securities were voted in favour of a special resolution approving the Arrangement, representing 94.1% of the votes cast. The total votes cast represent 34,709,944 securities or 52.7% of the total outstanding securities. The special resolution was also approved by 93.3% of the votes cast by the shareholders of the Company, other than Goldcorp and its affiliates, at the meeting.

Completion of the Arrangement remains subject to the approval of the British Columbia Supreme Court and other customary closing conditions. Application to the Court for the Final Order approving the Arrangement is expected to be made on Wednesday, February 3, 2010.

For further information, contact:

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
Canplats Resources Corporation	http://www.canplats.com
Bruce A. Youngman
President and C.O.O.	Kingsdale Shareholder Services Inc.
Direct: (604)-629-8293	Toll-Free: (888) 518-6812
Fax: (416) 867-2271
contactus@kingsdaleshareholder.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission and on SEDAR. The company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors, except as required by law. Readers are cautioned not to place undue reliance on forward-looking statements.